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                                                                       EXHIBIT 2


                             PASCO ACQUISITION, INC.
                   C/O ENGLES URSO FOLLMER CAPITAL CORPORATION
                           3811 TURTLE CREEK BOULEVARD
                               SUITE 1300, L.B. 50
                               DALLAS, TEXAS 75219
                                 (214) 526-9728


                                  July 14, 1999




Ben Hill Griffin, III
Ben Hill Griffin, Inc.
c/o Rabobank International
1201 West Peachtree Street, Suite 3450
Atlanta, Georgia  30309
Attn:  Ms. Molly Hume, Executive Director

Orange-co, Inc.
2020 US Highway 17 South
P.O. Box 2158
Barrow, Florida  33831-2158
Attn:  Gene Mooney

Reservoir Capital Group, LLC
650 Madison Avenue, 20th Floor
New York, New York  10022
Attn:  Craig Huff

Gentlemen:

         We understand that Reservoir Capital Group, LLC ("Reservoir") has submitted a proposal (the "Reservoir Letter of Intent") to acquire all of the shares of common stock, par value $.50 per share (the "BHG Shares"), of Orange-co, Inc., a Florida corporation (the "Company"), beneficially owned by Ben Hill Griffin, Inc. ("BHGI") and Ben Hill Griffin III ("BHGIII"). This letter sets forth our agreement in principle respecting the purchase by us through a wholly-owned subsidiary (the "Purchaser") of certain assets of the Company if Reservoir or its affiliates are successful in acquiring the Shares.

         1. Assets to be Acquired. The Purchaser will acquire all of the assets (the "Assets") of the Company used in the Company's citrus processing and beverage and food servicing businesses (the "Businesses"). The Assets will include, without limitation, inventory, receivables, property, plant, equipment, contract rights, intangible assets and prepaid expenses used in the Businesses, but will not include cash. If any Assets are used in the Businesses and the Company's other businesses (the "Grove Business"), the

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Company and the Purchaser shall reasonably agree to appropriate licensing, transitional, sharing or other allocation in the Definitive Agreement (as defined below).

         2. Liabilities to be Assumed. The Purchaser will assume solely the accounts payable and accrued current liabilities incurred in the ordinary course of business of the Businesses and will not assume any long term liabilities of the Company including the current portion thereof except for liabilities relating to the Businesses, all of which will be assumed. If there are liabilities that are not reasonably allocated to either the Businesses or the Grove Businesses, the Company and the Purchaser shall agree to appropriate allocation in the Definitive Agreement.

         3. Purchase Price. The Purchase Price will be $17.925 million plus the Net Working Capital of the Businesses at Closing. Net Working Capital of the Businesses means the inventory and receivables of the Businesses purchased pursuant to paragraph 1 less the accounts payable and accrued current liabilities of the Businesses assumed pursuant to paragraph 2. In addition, we shall also pay $4.75 million (the "Initial Fruit Purchase Payment") to Ben Hill Griffin, Inc. or its affiliates ("BHGI") in connection with a fruit supply agreement (the "Fruit Purchase Agreement") and $2.0 million (the "Consulting and Non-Compete Payment") to BHG in consideration of BGHIII's and BHGI's agreement to consult and not to compete with the Businesses for a period of five years from closing.

         4. Binding Nature; Conditions. Our proposal to complete the transaction contemplated by this letter is subject to the execution of definitive agreements including an Asset Purchase Agreement and a Management Agreement between the Company and the Purchaser, a Fruit Purchase Agreement between the Purchaser and BGHI, and a Consulting and Non Compete Agreement between BHGIII and the Purchaser (the "Definitive Agreements") containing terms and provisions appropriate and customary for transactions of this nature consistent with the terms outlined above and mutually satisfactory to the respective parties thereto, completion of the purchase of the BHG Shares and completion of our due diligence review of the Businesses, the results of such review being satisfactory to us. The Asset Purchase Agreement and the Management Agreement will be executed on or simultaneous with the execution of the Fruit Purchase Agreement and the Consulting and Non-Compete Agreement and payment of the Initial Fruit Purchase Payment and the Consulting and Non-Compete Payments specified in the related agreements but closing under the Asset Purchase Agreement will not occur prior to the purchase by Reservoir of all of the outstanding shares of the Company. The Management Agreement will terminate if the Merger Agreement with Reservoir terminates. This letter is a non-binding statement of our mutual intentions and is not intended to constitute a legally binding agreement and may be terminated by any signatory hereto at any time by written notice to each other signatory. Notwithstanding the foregoing, we will be entitled to reimbursement of our out of pocket expenses on the terms and subject to the limitations and conditions set forth in the Reservoir Letter of Intent.

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         If the foregoing correctly sets forth our understanding with respect to the subject matter hereof, please so indicate by executing and returning to the undersigned the enclosed copy of this letter.

                                Very truly yours,


                                PASCO ACQUISITION, INC.


                                By:      /s/ Todd W. Follmer
                                     ------------------------------------------
                                Name:    Todd W. Follmer
                                Title:   President


ACCEPTED AND AGREED TO
AS OF THE  DATE FIRST ABOVE WRITTEN:

BEN HILL GRIFFIN III                         Reservoir Capital Group, LLC



/s/ Ben Hill Griffin III                     By:      /s/ Craig Huff
----------------------------------               ------------------------------
                                             Name:    Craig Huff
                                             Title:   Managing Director

BEN HILL GRIFFIN, INC.                       By:      /s/ Gregg Zeitlin
----------------------------------               ------------------------------
                                             Name:    Gregg Zeitlin
                                             Title:   Managing Director

By: /s/ Ben Hill Griffin III
   -------------------------------

ORANGE-CO., INC.



By: /s/ Gene Mooney
   -------------------------------

                              Page 23 of 23 Pages